Exhibit 99.3

© Immatics. Not for further reproduction or distribution. Delivering the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. Immatics Corporate Presentation January 22, 2024

Forward - Looking Statement This presentation (“Presentation”) is provided by Immatics N . V . (“Immatics” or the “Company”) for informational purposes only . The information contained herein does not purport to be all - inclusive and none of Immatics, any of its affiliates, any of its or their respective control persons, officers, directors, employees or representatives makes any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation . Forward - Looking Statements . Certain statements in this presentation may be considered forward - looking statements . Forward - looking statements generally relate to future events or the Company’s future financial or operating performance . For example, statements concerning timing of data read - outs for product candidates, the timing and outcome of clinical trials, the nature of clinical trials (including whether such clinical trials will be registration - enabling), the timing of IND or CTA filing for pre - clinical stage product candidates, estimated market opportunities of product candidates, the Company’s focus on partnerships to advance its strategy, and other metrics are forward - looking statements . In some cases, you can identify forward - looking statements by terminology such as “may”, “should”, “expect”, “plan”, “target”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology . Such forward - looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements . These forward - looking statements are based upon estimates and assumptions that, while considered reasonable, Immatics and its management, are inherently uncertain . New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties . Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management's control including general economic conditions and other risks, uncertainties and factors set forth in the Company’s Annual report on Form 20 - F and other filings with the Securities and Exchange Commission (SEC) . Nothing in this presentation should be regarded as a representation by any person that the forward - looking statements set forth herein will be achieved or that any of the contemplated results of such forward - looking statements will be achieved . You should not place undue reliance on forward - looking statements, which speak only as of the date they are made . The Company undertakes no duty to update these forward - looking statements . No Offer or Solicitation . This communication is for informational purposes only and does not constitute, or form a part of, an offer to sell or the solicitation of an offer to sell or an offer to buy or the solicitation of an offer to buy any securities, and there shall be no sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction . No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933 , as amended, or in an offering exempt from registration . Certain information contained in this Presentation relates to or is based on studies, publications, surveys and the Company’s own internal estimates and research . In addition, all of the market data included in this presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions . Finally, while the Company believes its internal research is reliable, such research has not been verified by any independent source . All the scientific and clinical data presented within this presentation are – by definition prior to completion of the clinical trial and a clinical study report – preliminary in nature and subject to further quality checks including customary source data verification . 2

Therapeutic Opportunity Potential for addressing large patient populations with high prevalence targets in solid tumors Two Clinical - Stage Modalities Pipeline of TCR - T and TCR Bispecific product candidates in clinical & preclinical development Building a Leading TCR Therapeutics Company 3 Intro Differentiated Platforms Unique technologies to identify true cancer targets and right TCRs Clinical PoC for Cell Therapy Anti - tumor activity and durability of response across multiple solid tumors in early TCR - T clinical development

Upcoming 2024 Catalysts for ACTengine® and TCER® Clinical Lead Assets Projected Cash Runway into 2027 to Reach Multiple Value Inflections Points 4 IMA203 GEN1 • Update on clinical development plan in 1Q 2024 • Targeted registration - enabling Phase 2 trial for ACTengine® IMA203 GEN1 in melanoma IMA203CD8 GEN2 • Interim data update with longer follow - up planned ACTengine® IMA203 / IMA203CD8 (PRAME) First clinical data update from dose escalation in ongoing Phase 1 trial planned TCER® IMA401 (MAGEA4/8) First clinical data update from dose escalation in ongoing Phase 1/2 trial planned Initial focus indications: Ovarian cancer, uterine cancer, lung cancer, melanoma and others TCER® IMA402 (PRAME) Updates planned across the entire clinical portfolio throughout 2024 Intro

Our TCR - based Approaches Leverage the Full Target Space beyond the Cancer Cell Surface 5 Intro

Two Distinct TCR-based Therapeutic Modalities in Clinical Development

Autologous TCR-T (ACTengine®)

- Strong clinical activity in patients with high tumor burden[1]
- Single dose[2]
- Proprietary manufacturing process for enhanced potency of T cells
- Specialized medical centers
- Target requirements: stringent tumor selectivity, low, medium, high copy numbers


T CELL COLLECTION FROM BIOMARKER POSITIVE CANCER PATIENT
GENETIC ENGINEERING
EXPANSION
INFUSION

TCR Bispecifics (TCER®)

- Off-the-shelf biologic for immediate treatment
- Repeat dosing
- All hospitals and out-patient, opportunity for larger patient reach
- Favorable commercial characteristics
- Target requirements: strong tumor association, median to high copy numbers


GENERATION OF TCR BISPECIFICS
"OFF-THE-SHELF" PRODUCT
ADMINISTRATION TO BIOMARKER POSITIVE CANCER PATIENTS

Differentiated positioning of ACTengine® vs. TCER® based on patient population and medical need

Intro

[1] Interim data update from the ACTengine® IMA203/IMA203CD8 monotherapies (published November 08, 2023);
[2] Initial manufacturing may provide sufficient quantity for potential repeat dosing.

6

Our Pipeline of TCR-based Adoptive Cell Therapies and Bispecifics immatics

Modality	Product Candidate	Target		Preclinical	Phase 1a[1]	Phase 1b[1]	Phase 2	Phase 3
Autologous ACT	ACTengine® IMA203	PRAME	immatics					
	ACTengine® IMA203CD8	PRAME	immatics					
	ACTengine® IMA204	COL6A3	immatics					
	Multiple programs	Undisclosed	Bristol Myers Squibb					
Allogeneic ACT γδ T cells	ACTallo® IMA30x	Undisclosed	immatics editas[2]					
	Multiple programs	Undisclosed	Bristol Myers Squibb					
Bispecifics	TCER® IMA401	MAGEA4/8	Bristol Myers Squibb					
	TCER® IMA402	PRAME	immatics					
	TCER® IMA40x	Undisclosed	immatics					
	TCER® program	Undisclosed	Genmab					
	Multiple programs[3]	Undisclosed	moderna					

[1] Phase 1a: Dose escalation, Phase 1b: Dose expansion; [2] Immatics' proprietary ACTallo® platform utilizing Editas' CRISPR gene editing technology;
[3] mRNA-enabled *in vivo* expressed TCER® molecules; IMA203 Cohort B (IMA203 in combination with an immune checkpoint inhibitor) has previously been deprioritized

Intro 7

Immatics & Moderna – A Strategic Multi-Platform R&D Collaboration

Combining Immatics' Target and TCR Platforms with Moderna's mRNA Technology

TCER® mRNA Approach

Development of mRNA-enabled *in vivo* expressed half-life extended TCER® molecules targeting cancer-specific HLA-presented peptides

Option for global P&L sharing for most advanced TCER® program

mRNA Cancer Vaccines

Development of mRNA cancer vaccines by leveraging Moderna's mRNA technology and Immatics' target discovery platform XPRESIDENT® and bioinformatics and AI platform XCUBE™

TCR-T + mRNA Vaccine Combo

Evaluation of Immatics' IMA203 TCR-T therapy targeting PRAME in combination with Moderna's PRAME mRNA-based cancer vaccine[1]

Economics

- $120 million upfront cash payment plus research funding
- >$1.7 billion potential development, regulatory & commercial milestones
- Potential for tiered royalties on global net sales of TCER® products and certain cancer vaccine products commercialized under the agreement

Intro

Within the collaboration, preclinical activities conducted by Immatics will be managed by the Immatics Discovery Unit, a recently created internal division at Immatics integrating its technology platforms into one interdisciplinary team focused on all early-stage preclinical pipeline and collaboration programs.; [1] Each Party will retain full ownership of its investigational compound

8

Strategic Collaborations

Synergistic Expertise that Can Foster Transformative Innovations across Various Modalities

2018 – Genmab

Research collaboration to develop bispecific immunotherapies
$54 M upfront, up to $550 M aggregated milestone payments per program, up to double-digit tiered royalties; Co-promotion option

2019 – Bristol Myers Squibb

Research collaboration to develop autologous TCR-T therapies
$75 M (2019) + $20 M (2022) upfront, up to $505 M aggregated milestone payments per program, tiered royalties; Co-development/Co-fund option; Opt-in right for 1st program exercised by BMS in 2Q 2023 for $15 M option exercise fee

2021 – Bristol Myers Squibb

Clinical co-development collaboration to develop Immatics' TCR Bispecific program TCER® IMA401
$150 M upfront, up to $770 M aggregated milestone payments, double-digit tiered royalties; Co-promotion option in the US

2022 – Bristol Myers Squibb

Research collaboration to develop off-the-shelf allogeneic γδ-based TCR-T/ CAR-T programs
$60 M upfront up to $700 M milestone payments per program, low double-digit tiered royalties

2023 – moderna

Multi-platform R&D collaboration to develop *in vivo* expressed TCER® molecules, mRNA cancer vaccines and combo of TCR-T + mRNA vaccine
$120 M upfront, >$1.7 B potential aggregated milestone payments, tiered royalties; Option for global P&L sharing for most advanced TCER®

Intro 9

Potential for Large Patient Populations across Multiple Solid Cancers immatics

IMA203 / IMA402
PRAME

Uterine Carcinoma – 97%
Uterine Carcinosarcoma – 100%
Sarcoma Subtypes – up to 100%
Cut. Melanoma ≥ 95%
Uveal Melanoma[1] ≥ 91%
Ovarian Carcinoma – 84%
Squamous NSCLC – 68%
TNBC – 63%
Small Cell Lung Cancer – 45%
Kidney Carcinoma – up to 40%
Cholangiocarcinoma – 33%
HNSCC – 27%
Esophageal Carcinoma – 27%
Breast Carcinoma– 26%
Adeno NSCLC – 25%
HCC – 18%
Bladder Carcinoma – 18%

IMA401
MAGEA4/8

Squamous NSCLC – 52%
Sarcoma Subtypes – up to 60%
HNSCC – 36%
Bladder Carcinoma – 29%
Uterine Carcinosarcoma – 29%
Esophageal Carcinoma – 23%
Ovarian Carcinoma – 23%
Melanoma – 18%

IMA204
COL6A3 Exon 6

Pancreatic Carcinoma – 76%
Breast Carcinoma – 77%
Stomach Carcinoma – 67%
Sarcoma – 63%
Colorectal Carcinoma – 60%
Esophageal Carcinoma – 60%
Squamous NSCLC– 55%
Adeno NSCLC– 57%
HNSCC – 56%
Uterine Carcinosarcoma – 50%
Mesothelioma – 44%
Cholangiocarcinoma – 36%
Melanoma – 35%
Bladder Carcinoma – 34%
Ovarian Carcinoma – 31%

ACTengine® and TCER® targets demonstrate high prevalence in multiple solid cancers

Intro

Target prevalence for selected solid cancer indications are based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold;
[1] Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33)

10

Realizing the Full Multi-Cancer Opportunity of PRAME

ACTengine® IMA203 (TCR-T) and TCER® IMA402 (TCR Bispecific)

Indication	% PRAME positive patients[1]
Uterine Carcinoma	97%
Uterine Carcinosarcoma	100%
Sarcoma Subtypes	up to 100%
Cut. Melanoma	≥95%
Uveal Melanoma[2]	≥91%
Ovarian Carcinoma	84%
Squamous NSCLC	68%
TNBC	63%
Small Cell Lung Cancer	45%
Kidney Carcinoma	up to 40%
Cholangiocarcinoma	33%
HNSCC	27%
Esophageal Carcinoma	27%
Breast Carcinoma	26%
Adeno NSCLC	25%
HCC	18%
Bladder Carcinoma	18%



Cancer Cell Death
ACTengine® IMA203 (TCR-T)
TCER® IMA402 (TCR Bispecific)

Phase 1b dose expansion ongoing

Dose escalation of Phase 1/2 trial ongoing

PRAME is one of the most promising and most prevalent, clinically validated solid tumor targets known to date

Leverage the full potential of targeting PRAME by continued evaluation of the best suited therapeutic modality (ACTengine® vs. TCER® or both) for each cancer type

Intro

[1] PRAME target prevalence is based on TCGA (for SCLC: in-house) RNAseq data combined with a proprietary mass spec-guided RNA expression threshold; [2] Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33); NSCLC: Non-small cell lung cancer, TNBC: Triple-negative breast cancer, HNSCC: Head and neck squamous cell carcinoma; HCC: Hepatocellular carcinoma

11

ACTengine® IMA203 – TCR - T Targeting PRAME 12

The Multi - Cancer Opportunity of PRAME One of the Most Promising Solid Tumor Targets for TCR - based Therapies Known To Date 13 High prevalence High target density Homogeneous expression “Clean” expression profile Clinical proof - of - concept s qNSCLC Ovarian Cancer PRAME fulfills all properties of an ideal target for TCR - based therapies PRAME RNA detection in tumor samples (ISH) ISH: in situ hybridization, sqNSCLC : squamous n on - small cell lung cancer IMA203 78025&(// 7&(// ,>  Ͳ  Ύ ϬϮ ͗ Ϭϭ WZD d Z WZD W Ğ Ɖ ƟĚĞ

ACTengine® IMA203 Targeting PRAME – Mechanism of Action Immatics’ Leading TCR - T Approach 14 IMA203

ACTengine® IMA203/IMA203CD8 TCR - T Monotherapy – Patient Flow 15 HLA - A*02 Testing Blood sample; Central lab Treatment & Observation Phase Long Term Follow - up Screening & Manufacturing Phase Manufacturing by Immatics Infusion of ACTengine® IMA203 TCR - T Product Lymphodepletion * Target Profiling IMADetect® Biopsy or archived tissue Low dose IL - 2 ** Safety and efficacy monitoring for 12 months Leukapheresis x x Expression Antigen 1 3 2 Short process time of 14 days * 30 mg/m 2 Flu darabine and 500 mg/m 2 Cy clophosphamide for 4 days; ** 1m IU daily days 1 - 5 and twice daily days 6 - 10 7 - day manufacturing process applying CD8/CD4 T cell selection 7 - day QC release testing Cut. Melanoma Uveal Melanoma Uterine Carcinoma Ovarian Carcinoma 95% (58/61) 91% (30/33) 89% (8/9) 82% (23/28) Patient screening data from Immatics’ clinical trials: IMA203

IMA203 GEN1 – Melanoma as First Indication for Pivotal Development 16 * Patients with at least one post treatment tumor response assessment Patient characteristics All comers Cohort A Melanoma pts Ph1a & Cohort A at RP2D Ovarian cancer pts Ph1a & Cohort A at RP2D Efficacy population* 18 13 4 Prior lines of treatment Median (min, max) 3 (0, 10) 4 (0, 7) 4.5 (3, 10) LDH at baseline >1 x ULN [% of patients] 50.0 53.9 100.0 Baseline tumor burden Target lesion sum of diameter [mm] (median, min, max) 58.9 (21.0, 207.3) 52.0 (21.0, 178.7) 108.8 (50.6, 207.3) Patient Numbers* ALL Melanoma Ovarian Cancer Synovial Sarcoma H&N Cancer Others Phase 1a RP2D 7 5 0 0 0 2 Cohort A RP2D 18 8 4 3 1 2 All 8 cut. melanoma patients were CPI - refractory and 5 of 8 were BRAF - inhibitor pretreated • Sub - group analysis per tumor type at target dose includes data from Phase 1a plus Cohort A at RP2D • Melanoma patient number (N=13) and characteristics allow such sub - group analysis for initial assessment of anti - tumor activity • For other tumor types, appropriate patient numbers and characteristics have not yet been achieved All ovarian cancer patients were platinum - resistant Data cut - off Sep 30, 2023 IMA203

ACTengine® IMA203 / IMA203CD8 TCR-T Monotherapy

Two Assets with Distinct Opportunities and Near-Term Catalysts

GEN1: IMA203 in Melanoma at RP2D

Clinical Data

- **Well tolerated**
- **50% (6/12) confirmed objective response rate (cORR)**
- **Durability with ongoing responses at 15+ months; mDOR not reached at mFU of 14.4 months**



Cell Product Manufacturing

- 7-day manufacturing process, plus 7-day release testing
- RP2D defined at 1-10x10^9 total TCR-T cells
- Manufacturing success rate: >95%

Development Path

- FDA RMAT designation for multiple PRAME+ cancers including cutaneous & uveal melanoma
- **IMA203 GEN1 in melanoma targeted to enter registration-enabling Phase 2 trial in 2024**
- Update on clinical development plan in 1Q 2024

GEN2: IMA203CD8 in Solid Tumors

Initial Clinical Data

- Manageable tolerability
- 56% (5/9) confirmed objective response rate (cORR)
- Durable response at 12+ months; mDOR not reached at mFU of 4.8 months
- 6 out of 7 responses ongoing at data cut-off
- **Enhanced pharmacology with differentiated response pattern**



Development Path

- Complete dose escalation
- Signal finding in non-melanoma indications, such as ovarian cancer, uterine cancer, NSCLC, triple-negative breast cancer and others

IMA203

mDOR: median Duration of Response; mFU: median Follow-up; RP2D: Recommended Phase 2 Dose

Data cut-off Sep 30, 2023 17

ACTengine® IMA203 / IMA203CD8 TCR-T Trial in Advanced Solid Tumors

Overview

	Phase 1a Dose Escalation	Phase 1b Dose Expansion
GEN1: IMA203 Functional CD8 TCR-T cells only	**Dose Level 1-4 (total N=27):** Patients in DL4 (N=7) treated at RP2D	**Cohort A (total N=18):** Dose Level 4/5 All patients treated at RP2D
	Melanoma Patients at RP2D: Total N=13 (5 Ph1a + 8 Cohort A)	
GEN2: IMA203CD8 Functional CD8 and CD4 TCR-T cells		**Cohort C (N=12):** Dose Level 3/4a/4b Dose escalation ongoing

Today's update focuses on

13 melanoma patients treated at RP2D with IMA203 GEN1

and

12 all comers patients treated with IMA203CD8 GEN2

Phase 1a and Cohort A data set in appendix; Cohort B deprioritized

IMA203

Efficacy population shown: patients treated with IMA203 (Cohort A) or IMA203CD8 (Cohort C) and with at least one available tumor response assessment post infusion;
RP2D: Recommended Phase 2 Dose of 1-10x10^9 total TCR-T cells; IMA203 DL4: 0.2-1.2x10^9 TCR-T cells/m² BSA, IMA203 DL5: 1.201 x 4.7x10^9 TCR-T cells/m² BSA;
IMA203CD8 DL3: 0.2-0.48x10^9 TCR-T cells/m² BSA, IMA203CD8 DL4a: 0.481-0.8x10^9 TCR-T cells/m² BSA, IMA203CD8 DL4b: 0.801-1.2x10^9 TCR-T cells/m²

Data cut-off Sep 30, 2023 18

Overview of Patient Characteristics and Responses

Heavily Pretreated Patient Population across Clinical Trial Cohorts

	IMA203 GEN1			IMA203CD8 GEN2
	All Comers (N=45)		Melanoma Subgroup (N=13 of 45)	All Comers (N=12)
	Phase 1a	Cohort A	Phase 1a + Cohort A	Cohort C
Efficacy population*	N=27 Thereof N=7 at RP2D	N=18 at RP2D	N=13 at RP2D	N=12
Prior lines of systemic treatment (median, min, max)	4 (1, 8)	3 (0, 10)	4 (0, 7)	3 (1, 5)
LDH at baseline >1 x ULN [% of patients]	66.7	50.0	53.8	50.0
Baseline tumor burden Median target lesion sum of diameter [mm] (min, max)	133.0 (29, 219.7)	58.9 (21, 207.3)	52.0 (21.0, 178.7)	79.8 (20.0, 182.0)
Dose level	DL1-4	DL4/5	DL4/5	DL3/DL4a/DL4b
ORR	48% (13/27)	50% (9/18)	62% (8/13)	58% (7/12)
cORR	**19% (5/27)**	**47% (8/17)**	**50% (6/12)**	**56% (5/9)**
mDOR [months]	**4.4 (2.4, 23.0)**	**Not reached**	**Not reached**	**Not reached**
mFU [months]	**Not defined#**	**10.8**	**14.4**	**4.8**

* Patients with at least one available tumor response assessment post infusion; # All patients were PD at data cut-off; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; DOR: Duration of Response; FU: Follow-up

IMA203

Data cut-off Sep 30, 2023 19

ACTengine® IMA203 TCR - T Interim Update Delivering a Meaningful Benefit to Patients with an Unmet Medical Need 20 IMA203 GEN1 Monotherapy Phase 1a & Cohort A – Focus on Melanoma at RP2D IMA203CD8 GEN2 Monotherapy Cohort C – First Data Set on 2 nd Generation Summary & Next Development Steps IMA203

IMA203 GEN1 in All Melanoma Patients at RP2D – Most Frequent Adverse Events

immatics

N=16 Patients in Safety Population[1]

- **Expected cytopenia (Grade 1-4)** associated with lymphodepletion in all patients
- **Mostly mild to moderate cytokine release syndrome (CRS)**
  - 63% (10/16) with Grade 1 CRS
  - 31% (5/16) with Grade 2 CRS
  - 6% (1/16) with Grade 3 CRS (Phase 1a patient; recovered to Grade 2 after 3 days, no need for vasopressors and/or ventilation)
  - No dose-dependent increase of CRS
- **One non-serious, mild (Grade 1) ICANS[2] in DL5**
- **No dose-limiting toxicity**
- **No IMA203-related deaths**
- full IMA203 GEN1 monotherapy safety profile (generally consistent with safety in melanoma subset), see next slide

IMA203 GEN1 monotherapy continues to be well tolerated at total doses between 1-10x10^9 TCR-T cells (RP2D)

[1] Three cutaneous melanoma patients treated with IMA203 and pending post infusion scan included in safety population, but not efficacy population;
[2] ICANS: Immune Effector Cell-Associated Neurotoxicity Syndrome; CRS and ICANS graded by CARTOX criteria (Neelapu *et al.*, 2018)

IMA203 Data cut-off Sep 30, 2023 21

IMA203 GEN1 across All Dose Levels – Tolerability Data

Phase 1a Dose Escalation and Cohort A – All ≥Grade 3 Adverse Events (N=49)

TEAEs by maximum severity for all patients in Phase 1a dose escalation and Cohort A dose expansion (N=49)[1]

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	49	100.0
Adverse Events of Special Interest	2	4.1
Cytokine release syndrome	2	4.1
ICANS[2]	0	0.0
Blood and lymphatic system disorders	**48**	**98.0**
Neutropenia	36	73.5
Lymphopenia	27	55.1
Leukopenia	26	53.1
Anaemia	24	49.0
Thrombocytopenia	17	34.7
Cytopenia	1	2.0
Leukocytosis	1	2.0
Lymphocytosis	1	2.0
Investigations	**9**	**18.4**
Neutrophil count decreased	4	8.2
Alanine aminotransferase increased	2	4.1
Aspartate aminotransferase increased	2	4.1
White blood cell count decreased	2	4.1
Blood alkaline phosphatase increased	1	2.0
Blood creatinine increased	1	2.0
Blood fibrinogen decreased	1	2.0
Infections and infestations	**7**	**14.3**
Appendicitis	1	2.0
COVID-19	1	2.0
Enterococcal infection	1	2.0
Infection	1	2.0
Orchitis	1	2.0
Sepsis[4,5]	1	2.0
Septic shock[4]	1	2.0
Urinary tract infection	1	2.0
Respiratory, thoracic and mediastinal disorders	**6**	**12.2**
Hypoxia	3	6.1
Bronchial obstruction	1	2.0
Laryngeal inflammation	1	2.0
Pleural effusion	1	2.0
Respiratory failure	1	2.0
Vascular disorders	**6**	**12.2**
Hypertension	4	8.2
Hypotension	2	4.1
table continued...		
General disorders and administration site conditions	**4**	**8.2**
Condition aggravated[4]	1	2.0
Fatigue	1	2.0
Pyrexia	1	2.0
Swelling face	1	2.0
Metabolism and nutrition disorders	**4**	**8.2**
Hypokalaemia	3	6.1
Failure to thrive	1	2.0
Hypophosphataemia	1	2.0
Gastrointestinal disorders	**2**	**4.1**
Abdominal pain	1	2.0
Diarrhoea	1	2.0
Vomiting	1	2.0
Injury, poisoning and procedural complications	**2**	**4.1**
Humerus fracture	1	2.0
Infusion related reaction	1	2.0
Renal and urinary disorders	2	4.1
Acute kidney injury	1	2.0
Proteinuria	1	2.0
Skin and subcutaneous tissue disorders	**2**	**4.1**
Rash maculo-papular	2	4.1
Cardiac disorders	**1**	**2.0**
Atrial fibrillation[3]	1	2.0
Endocrine disorders	1	**2.0**
Inappropriate antidiuretic hormone secretion	1	2.0
Eye disorders	**1**	**2.0**
Ulcerative keratitis	1	2.0
Hepatobiliary disorders	**1**	**2.0**
Cholangitis	1	2.0
Immune system disorders	**1**	**2.0**
Contrast media allergy	1	2.0
Musculoskeletal and connective tissue disorders	**1**	**2.0**
Muscle spasms	1	2.0
Nervous system disorders	**1**	**2.0**
Headache	1	2.0
Reproductive system and breast disorders	**1**	**2.0**
Vaginal haemorrhage	1	2.0

- Well tolerated at doses as high as ~10×10^9 TCR-T cells
- No AE ≥Grade 3 was observed with a frequency ≥10% when excluding expected cytopenia associated with lymphodepletion
- No IMA203-related Grade 5 Adverse Events

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); [1] Two patients with disease progression after first IMA203 infusion received exploratory second IMA203 infusion. They had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: First patient: Abdominal pain, Cytokine release syndrome, Diarrhoea, Hypokalaemia, Proteinuria; Second patient: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; [2] ICANS: Immune effector cell-associated neurotoxicity syndrome; [3] DLT: Dose limiting toxicity in phase 1a at DL2 reported on March 17, 2021; [4] Fatal Adverse events were not considered related to any study drug; [5] Patient died from sepsis of unknown origin and did not receive IMA203 TCR-T cells.

Data cut-off Sep 30, 2023 22

IMA203 GEN1 in All Melanoma Patients at RP2D (N=13) – BOR and Response over Time

Durable Responses 15+ Months after Treatment



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
Cut. Melanoma
Melanoma (Unk. Primary)
Cut. Melanoma #
Uveal Melanoma
Uveal Melanoma
Cut. Melanoma #
Uveal Melanoma
Cut. Melanoma #
Cut. Melanoma #
Cut. Melanoma #
Cut. Melanoma
Uveal Melanoma
Cut. Melanoma
11.4
SD 0
PD 0
-6.3
-22.6
-39.0
-40.8
-51.4
-51.6
-61.4
-65.1
-69.4
-78.3
BL
PR
ORR 62% (8/13)
cORR 50% (6/12)
A-DL4-05
A-DL4-04
DL4-07
A-DL4-06
A-DL5-12
DL4-01
A-DL5-10
DL4-02
DL4-03
DL4-06
A-DL5-03
A-DL5-01
A-DL4-03
PD
SD
PR
cPR
ongoing



Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
Median DOR, Not reached,
min, max DOR 2.2+, 14.7+ months
Median Follow-up 14.4 months
PD
BL
PR
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
A-DL4-03
A-DL5-01
A-DL5-03
A-DL5-10
DL4-02 #
DL4-06 #
PR
DL4-01 #
DL4-03 #
SD
A-DL4-04
A-DL4-05
A-DL5-12
PD
A-DL4-06
DL4-07 #
Scans at approximately week 6, month 3 and then every 3 months
Patients in Phase 1a
Ongoing

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response

IMA203 Data cut-off Sep 30, 2023 23

IMA203 GEN1 in Melanoma Targeted to Enter Registration-Enabling Phase 2 Trial in 2024

immatics

Clinically and Commercially Attractive Features of IMA203

- ≥95% of cutaneous melanoma patients are PRAME-positive
- Well tolerated
  Mostly mild to moderate CRS, infrequent & mild ICANS
- Promising anti-tumor activity (cORR, mDOR)
- Leukapharesis as source for cell product, no surgery required
- Short manufacturing time of 7 days
  plus 7 days of QC release testing
- Low dose IL-2 post IMA203 infusion
  with better tolerability profile than high dose IL-2

High Medical Need in Cutaneous and Uveal Melanoma

	Cutaneous Melanoma	Uveal Melanoma
Patient Population	2L+ CPI-refractory, BRAF/MEK inhibitor-refractory if BRAF mutation+	2L+ Kimmtrak-refractory, CPI/chemotherapy-refractory
IMA203 Opportunity	~3,000 HLA-A*02:01 and PRAME-positive cutaneous melanoma patients annually in the US[1]	~300 HLA-A*02:01 and PRAME-positive uveal melanoma patients annually in the US[2]

CPI: Checkpoint inhibitor; [1] Based on annual mortality of ~7,700 cutaneous melanoma patients in the US, HLA-A*02:01 prevalence of 41% in the US and PRAME prevalence of 95% (TCGA RNAseq data combined with proprietary MS-guided RNA expression threshold); [2] Based on annual mortality of ~800 uveal melanoma patients in the US, HLA-A*02:01 prevalence of 41% in the US and PRAME prevalence of 91% (IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33))

IMA203 Data cut-off Sep 30, 2023 24

ACTengine® IMA203 TCR - T Interim Update Delivering a Meaningful Benefit to Patients with an Unmet Medical Need 25 IMA203 GEN1 Monotherapy Phase 1a & Cohort A – Focus on Melanoma at RP2D IMA203CD8 GEN2 Monotherapy Cohort C – First Data Set on 2 nd Generation Summary & Next Development Steps IMA203

IMA203CD8 GEN2 – IMA203 TCR-T Monotherapy Leveraging CD8 and CD4 cells

Differentiated Pharmacology Compared to 1st Generation TCR-only Approaches


T cell
Help
CD4 T CELL
CD8 T CELL
PRAME
TCR
CD8
Cytotoxic
Activity
TUMOR CELL
DEATH
Cytotoxic
Activity

- IMA203CD8 GEN2 designed to broaden the clinical potential of IMA203 TCR-T monotherapy by adding functional CD4 T cells via co-transduction of CD8αβ alongside PRAME TCR
- Activated CD4 T cells aid activity of other immune cells by releasing cytokines and acquire cytotoxic functions
- Functional CD4 T cells mediate longer anti-tumor activity than CD8 T cells and potentiate the anti-tumor activity of the cell product in preclinical studies[1]
- Data from CD19 CAR-T-treated leukaemia patients suggest a relevant role of engineered CD4 T cells in long-term durability[2]

IMA203CD8
[1]Internal data not shown here, published in Bajwa *et al.* 2021 Journal for Immunotherapy of Cancer; [2]Melenhorst *et al.* 2022 Nature, Bai *et al.* 2022 Science Advances
26

IMA203CD8 GEN2 – Preclinical Assessment of Anti - Tumor Efficacy Functional CD4 T cells Mediate Longer Anti - Tumor Activity than CD8 T cells in vitro 27 0 50 100 150 200 250 300 350 400 450 0.0 0.5 1.0 1.5 2.0 CD8 Hours after Coculture T u m o r f o l d g r o w t h 0 50 100 150 200 250 300 350 400 450 0.0 0.5 1.0 1.5 2.0 CD4 Hours after Coculture T u m o r f o l d g r o w t h 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th 2 nd addition of tumor cells 3 rd 4 th 5 th 6 th IMA203CD8

IMA203CD8 GEN2 in Cohort C (N=12) – Most Frequent Adverse Events

immatics

Manageable Tolerability in 12 Patients Treated with IMA203CD8 at 3 Escalating Dose Levels[1]

- **Expected cytopenia (Grade 1-4)** associated with lymphodepletion in all patients
- Cytokine release syndrome (CRS) in 92% (11/12) of patients:
  Trend towards **more severe CRS at higher doses, in all cases well manageable**
  - 67% (8/12) with Grade 1 or 2 CRS (4 in DL3, 3 in DL4a, 1 in DL4b)
  - 17% (2/12) with Grade 3 CRS (2 in DL4b; patient C-DL4b-04, see also description below)
  - 8% (1/12) with Grade 4 CRS (1 in DL4b, patient C-DL4b-01, see also description below)
- **One patient with neurotoxicity (see below), no ICANS[2] or neurotoxicity reported for the other patients**
- **Dose-limiting toxicities (DLTs) at Dose Level 4b** were observed in 2 of 4 patients
  1) In patient C-DL4b-01 treated with highest possible dose at DL4b, high biological activity (*in vivo* T cell expansion) observed; patient developed Grade 4 neurotoxicity and Grade 4 CRS on day 6 after infusion, combined with Grade 3 Hemophagocytic Lymphohistiocytosis (HLH)
  2) Patient C-DL4b-04 treated at DL4b developed Grade 3 CRS with transient Grade 3 liver enzyme (ALT) increase that resolved to Grade 2 within 10 days; no need for vasopressors or ventilation at any time
- **No high-grade CRS, no neurotoxicity and no DLTs were reported for 4 patients treated at DL3 and 4 patients treated at DL4a**
- **No IMA203CD8-related deaths**
- **Expanded DL4a dose cohort ongoing**

IMA203CD8 GEN2 monotherapy shows a manageable tolerability profile

IMA203CD8

[1] N=4 DL3, N=4 DL4a, N=4 DL4b, DL3: 0.2-0.48x10^9 TCR-T cells/m^2 BSA, DL4 is split into a DL4a (0.481-0.8x10^9 TCR-T cells/m^2 BSA) and DL4b (0.801-1.2x10^9 TCR-T cells/m^2 BSA);
[2] ICANS: Immune Effector Cell-Associated Neurotoxicity Syndrome; CRS and ICANS graded by CARTOX criteria (Neelapu *et al.*, 2018)

Data cut-off Sep 30, 2023 28

Tolerability Data – Cohort C IMA203CD8 GEN2

All ≥Grade 3 Adverse Events (N=12)

TEAEs by maximum severity for all patients in Cohort C (N=12)

Adverse event (System organ class, preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	**12**	**100.0**
Adverse events of special interest	**3**	**25.0**
Cytokine release syndrome [1]	3	25.0
Immune effector cell-associated neurotoxicity syndrome	0	0.0
Blood and lymphatic system disorders	**11**	**91.7**
Neutropenia	9	75.0
Anaemia	8	66.7
Lymphopenia	8	66.7
Thrombocytopenia	4	33.3
Leukopenia	2	16.7
Investigations	**4**	**33.3**
Aspartate aminotransferase increased	2	16.7
Neutrophil count decreased	2	16.7
Alanine aminotransferase increased	1	8.3
Blood alkaline phosphatase increased	1	8.3
Blood bilirubin increased	1	8.3
Gamma-glutamyltransferase increased	1	8.3
Metabolism and nutrition disorders	**2**	**16.7**
Hypermagnesaemia	1	8.3
Hypoalbuminaemia	1	8.3
Hypophosphataemia	1	8.3
Nervous system disorders	**2**	**16.7**
Neurotoxicity [2]	1	8.3
Syncope	1	8.3
Immune system disorders	**1**	**8.3**
Haemophagocytic lymphohistiocytosis [2]	1	8.3
Infections and infestations	**1**	**8.3**
Infection	1	8.3

- Manageable tolerability
- Most frequent ≥Grade 3 AEs were expected cytopenia associated with lymphodepletion
- No IMA203CD8-related Grade 5 Adverse Events
- Dose escalation ongoing

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where no event was documented; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); [1] DLT: Dose limiting toxicity in patient DL4b-04. [2] DLTs in patient DL4b-01;

Data cut-off Sep 30, 2023 29

IMA203CD8 GEN2 in Cohort C (N=12#) – BOR and Response over Time

Deepening of Response from SD to PR in 2 Patients, 6 Responses Ongoing



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
100
50
0
-50
-100
BL
PR
Synovial Sarcoma
Cut. Melanoma
Synovial Sarcoma
Cut. Melanoma
Cut. Melanoma
Synovial Sarcoma
Synovial Sarcoma
Uveal Melanoma
Synovial Sarcoma
Cut. Melanoma
Cut. Melanoma
SD
-1.1
-7.6
-23.5
-36.0
-36.7
-36.7
-42.2
-45.0
-54.5
-62.3
-74.4
C-DL3-01
C-DL4b-01
C-DL4b-03
C-DL4b-02
C-DL3-03
C-DL4a-03
C-DL3-04
C-DL4a-01
C-DL4b-04
C-DL4a-02
C-DL3-02
PD
SD
PR
cPR
ongoing



Change in Sum of Longest Diameter from Baseline [%]
100
50
0
-50
-100
PD
BL
PR
0
3
6
9
12
Months post T cell Infusion
Median DOR,
min, max DOR
Median Follow-up
Not reached,
2.0+, 11.5+ months
4.8 months
Best overall response (RECIST 1.1)
cPR
C-DL3-02
C-DL3-04
C-DL4a-01
C-DL4a-02
C-DL4b-02
PR
C-DL4a-03
C-DL4b-04
SD
C-DL3-01
C-DL3-03
C-DL4b-01
C-DL4b-03
PD

ORR 58% (7/12)
cORR 56% (5/9)

- 6 out of 7 responses ongoing
- 11/12 patients show tumor shrinkage
- Deepening of response from SD to PR in two patients (C-DL4a-01, C-DL4a-03)
- Ongoing durable response 12+ months after infusion

Patient C-DL4a-04 was PD ~6 weeks after infusion, not shown due to non-evaluable target lesions at tumor assessment

▶ Ongoing

▲ Scans at approximately week 6, month 3 and then every 3 months

* Clinical tumor progress after 4.9 months post infusion, investigator information

Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response

IMA203CD8 Data cut-off Sep 30, 2023 30

IMA203CD8 GEN2: Translational Data Shows Enhanced Pharmacology Cohort A IMA203 GEN1 (All Patients at RP2D) vs Cohort C IMA203CD8 GEN2 31 Trend towards responses at lower cell dose and higher tumor burden with IMA203CD8 Higher peak expansion ( C max ) of IMA203CD8 T cells when normalized to infused dose Higher activation levels in IMA203CD8 T cells at week 1… …without exhaustion over time Initial translational data indicates higher biological and clinical activity of IMA203CD8 GEN2 % PD - 1 of specific T cells at week1: for patient A - DL5 - 05 data not available for week 1 0 5×10 5 1×10 6 1.5×10 6 2×10 6 2.5×10 6 V e c t o r c o p i e s / μ g g D N A p=0.0010 PR cPR PD/SD Cohort A IMA203 GEN1 Cohort C IMA203CD8 GEN2 Data cut - off Sep 30, 2023 IMA203CD8

ACTengine® IMA203 TCR - T Interim Update Delivering a Meaningful Benefit to Patients with an Unmet Medical Need 32 IMA203 GEN1 Monotherapy Phase 1a & Cohort A – Focus on Melanoma at RP2D IMA203CD8 GEN2 Monotherapy Cohort C – First Data Set on 2 nd Generation Summary & Next Development Steps IMA203

ACTengine® IMA203 / IMA203CD8 TCR-T Monotherapy Targeting PRAME

immatics

Summary of GEN1 and GEN2 Clinical Data and Planned Next Steps

IMA203 GEN1 Monotherapy in Melanoma at RP2D

- Well tolerated, mostly mild to moderate CRS, infrequent & mild ICANS
- **50% (6/12) cORR, mDOR not reached at mFU of 14.4 months**
- **Durability with ongoing responses at 15+ months in some patients**
- RP2D defined at 1-10x10^9 total TCR-T cells
- FDA RMAT designation received in multiple PRAME expressing cancers including cutaneous and uveal melanoma

Next Step

Alignment with FDA on patient population, trial design, CMC targeting registration-enabling Phase 2 trial in melanoma

IMA203CD8 GEN2 Monotherapy

- Enhanced primary and secondary pharmacology when compared to GEN1
- Manageable tolerability (2 DLTs at DL4b, dose escalation ongoing)
- Initial clinical activity observed with differentiated response pattern
  - 56% (5/9) cORR
  - 6 out of 7 responses ongoing at data cut-off, durable response at 12+ months
  - SD converting to PR over time (N=2)
  - Enhanced biological efficacy with PRs at lower T cell:tumor cell ratio compared to IMA203 GEN1

Next Step

Complete dose escalation and further dose expansion with focus on non-melanoma patients

IMA203

Data cut-off Sep 30, 2023 33

Potential of IMA203 in Additional Solid Cancer Indications

Based on PRAME Expression in IMA203 GEN1 and IMA203CD8 GEN2 Responders


No clinical activity expected
Potential opportunity to see clinical activity
Clinical activity shown
Selected indications
Immatics' current MS-guided mRNA threshold for patient selection
% PRAME-positive patients[1]
Cutaneous melanoma
≥95%
Uveal melanoma
≥91% (50%[2])
Uterine carcinoma
97%
Synovial sarcoma
100%
Ovarian carcinoma
84%
Lung squamous cell carcinoma
68%
Triple-negative breast cancer
63%
Head and neck sq. cell carcinoma
27%
PRAME mRNA expression [FPKM, log-scaled]

● PRAME mRNA expression in IMA203 GEN1 Phase 1a and Cohort A responders at RP2D (n=13)

○ PRAME mRNA expression in IMA203CD8 GEN2 Cohort C responders (n=7)

PRAME target expression distribution (blue histogram) based on TCGA RNAseq data, patient data (black dots) based on IMADetect® qPCR testing of screening biopsies; [1] PRAME target prevalence is based on TCGA RNAseq data combined with a proprietary MS-guided RNA expression threshold; [2] PRAME target prevalence in uveal melanoma based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n=33) demonstrates substantial higher prevalence of 91% compared to prevalence based on TCGA data of 50%, TCGA: early & late-stage primary tumor samples, Immatics clinical trials: late-stage/metastatic tumor samples, Role of PRAME in metastasis of uveal melanoma: Field *et al.* 2016 Clinical Cancer Research; MS: mass spectrometry

IMA203
Data cut-off Sep 30, 2023 34

ACTengine® IMA203 / IMA203CD8 TCR-T Monotherapy Targeting PRAME

Leveraging the Full Breath of PRAME in Three Steps

Development Strategy

Step 1 2024	IMA203 GEN1 in cutaneous melanoma (potentially bundled with uveal melanoma) as first tumor type targeted to enter registration-enabling trial
Step 2 2024	Signal finding in ovarian cancer and uterine cancer in dedicated dose expansion cohorts, preferentially with IMA203CD8 GEN2
Step 3	Pursue tumor-agnostic label in PRAME+ solid cancers to leverage full breadth of PRAME - including NSCLC, triple-negative breast cancer and others

IMA203
35

ACTengine® IMA203 TCR - T Product Manufacturing Enhancing Manufacturing Process and Capabilities Leukapheresis 1 - Week Manufacturing Process 1 - Week QC Release Testing Infusion - ready Manufacturing of ACTengine® IMA203 TCR - T & other future autologous /allogeneic candidates Expected to be operational in 2024 Approx. 100,000 sq ft in Houston area, TX – modular and flexible design Early - stage and registration - directed clinical trials as well as initial commercial supply State - of - the - art research & GMP manufacturing facility Short manufacturing turnaround time 36 IMA203

Selected Indications Incidence R/R Incidence PRAME Positive Patient Population Based on R/R Incidence; PRAME and HLA - A*02:01+ Cut. Melanoma 99,800 7,700 95% 2,999 Uveal Melanoma 1,500 800 91% 298 Ovarian Carcinoma 19,900 12,800 84% 4,408 Uterine Carcinoma 62,700 10,700 97% 4,255 Uterine Carcinosarcoma 3,300 1,900 100% 779 Squamous NSCLC 57,000 34,600 68% 9,646 Small Cell Lung Cancer 31,900 19,400 45% 3 ,579 Adeno NSCLC 91,200 55,300 25% 5,668 HNSCC 66,500 15,100 27% 1,672 Breast Carcinoma 290,600 43,800 26% TNBC: 63% 4,669 Synovial Sarcoma 1,000 400 100% 164 Cholangiocarcinoma 8,000 7,000 33% 9 47 IMA203 TCR - T Has the Potential to Reach a Large Patient Population ~39,000 Patients per Year in the US only 37 Incidences based on public estimates and Immatics internal model; Relapsed/refractory (R/R) or last - line patient population approximated by annual mortality; Estimated 41% HLA - A*02:01 positive population in the US; PRAME target prevalence is based on TCGA (for SCLC: in - house) RNAseq data combined with a proprietary mass spec - guided RNA expression threshold ; Uveal melanoma target prevalence is based on IMADetect® qPCR testing of screening biopsies from clinical trial patients (n= 33) Multiple opportunities to broaden patient reach and patient benefit: » Expand beyond US population » Expand into other indications such as kidney, esophageal, bladder, other liver cancers, other sarcoma subtypes through indication - specific or indication - agonistic label expansion » Move into earlier lines of therapy (R/R Incidence  Incidence ) » Inclusion of patients with lower PRAME - threshold TOTAL ~ 39 ,000 annually in the US IMA203

ACTengine® IMA204 – TCR - T Targeting COL6A3 Exon 6 38

ACTengine® IMA204 First-in-Class TCR-T Targeting Tumor Stroma

Key Features

TARGET

HLA-A*02-presented peptide derived from **COL6A3 exon 6**

Naturally and specifically presented on tumors at high target density[1]: **100-700 copies/cell**

Novel **tumor stroma target** identified and validated by XPRESIDENT® quant. mass spectrometry platform

TCR

High-affinity, specific TCR targeting COL6A3 exon 6

Affinity-maturated, CD8-independent TCR

High functional avidity[2]: **~0.01ng/ml**

Identified and characterized by XCEPTOR® TCR discovery and engineering platform

PRECLINICAL DATA

CD8-independent, next-generation TCR engages both, CD8 and CD4 T cells

In vitro anti-tumor activity against target-positive cell lines in CD8 and CD4 T cells

Complete tumor eradication in *in vivo* mouse models

PATIENT POPULATION[3]

Pancreatic Carcinoma – 76%
Breast Carcinoma – 77%
Stomach Carcinoma – 67%
Sarcoma – 63%
Colorectal Carcinoma – 60%
Esophageal Carcinoma – 60%
Squamous NSCLC– 55%
Adeno NSCLC– 57%
HNSCC – 56%
Uterine Carcinosarcoma – 50%
Mesothelioma – 44%
Cholangiocarcinoma – 36%
Melanoma – 35%
Bladder Carcinoma – 34%
Ovarian Carcinoma – 31%

IMA204 provides a promising therapeutic opportunity for a broad patient population as monotherapy or in combination with TCR-T cells directed against tumor targets

IMA204

[1] Target density: peptide copy number per tumor cell, approximate range representing the majority of tumor samples analyzed; [2] Functional avidity: EC50 half maximal effective concentration;
[3] Solid cancer indications with 20% or more target expression, Target prevalence for selected cancer indications based on mRNA expression (TCGA and Immatics inhouse data)

39

ACTengine® IMA204 – High Affinity, CD8-independent TCR

Complete Tumor Eradication *in vitro & in vivo*[1] by Affinity-enhanced IMA204 TCR

Stroma Target (COL6A3 exon 6)
in Ovarian Cancer sample

Example of a Tumor Target
in same Ovarian Cancer sample



Stroma cells
Tumor cells

COL6A3 exon 6 prevalently expressed at high target density in tumor stroma across many solid cancers



Control
IMA204 TCR
D7
D16
D22
D29

CD8-independent TCR leads to tumor eradication in all mice treated

Affinity maturated CD8-independent, next-generation TCR engages both CD4 and CD8 T cells without the need of CD8 co-transduction

IMA204

[1] *In vivo* data in collaboration with Jim Riley, University of Pennsylvania, control: non-transduced T cells. TCR avidity and specificity data not shown, available in IMA204 presentation on Immatics website.

40

ACTallo® – Our Next - generation Off - the - shelf TCR - T 41

ACTallo® – Immatics’ Allogeneic Cell Therapy Approach • Off - the - shelf cell therapy , no need for personalized manufacturing  reduced logistics and time to application • Potential for hundreds of doses from one single donor leukapheresis  lower cost of goods • Use of healthy donor material provides standardized quality and quantity of starting material • Strategic collaborations combining Immatics’ proprietary ACTallo ® platform with Bristol Myers Squibb’s next - gen technologies and Editas Medicine’s CRISPR gene editing technology to develop next - gen allogeneic γδ TCR - T/CAR - T programs 42 ACTallo® γδ T cell Cell Engineering (gene editing & armoring ) γδ T cell Collection from Healthy Donor Expansion Off - the - shelf Products Patient Treatment

Why γδ T cells? γδ T cells Are Well Suited for an Off - the - shelf Cell Therapy Approach 43 γδ T cells x are abundant in the peripheral blood x show intrinsic anti - tumor activity x naturally infiltrate solid tumors & correlate with favorable prognosis x are HLA - independent, thus do not cause graft - vs - host disease in allogeneic setting x can be expanded to high numbers in a cGMP - compatible manner x can be effectively redirected using αβ TCR or CAR constructs In vitro a nti - tumor activity γδ T cells (control) + tumor cells tumor cells only αβ T cells (control) + tumor cells γδ T cells TCR + + tumor cells αβ T cells TCR + + tumor cells ACTallo® 0 5 10 15 20 25 0.001 0.01 0.1 1 10 100 1000 10000 100000 1000000 Day F o l d e x p a n s i o n o f   T c e l l s Expansion Fold - growth (target - positive tumor cells)

TCER® – TCR Bispecifics 44

TCER® – Immatics' Next-generation, Half-Life Extended Bispecifics

Proprietary TCER® Format Consisting of Three Distinct Elements



Low-affinity T cell recruiter against CD3/TCR
2
1
High-affinity TCR domains targeting XPRESIDENT®-selected tumor-specific peptide-HLA molecules
Fc part for half-life extension, favorable stability and manufacturability
3



Tumor cell killing
Cytotoxic lytic granules
Activated T cell

Next-gen, half-life extended TCER® format designed to
→ safely apply high drug doses for activity in a broad range of tumors
→ achieve optimized scheduling

TCER®
45

TCER® – Immatics' Next-generation, Half-Life Extended Bispecifics



1 **pHLA targeting TCR**

- ✓ **High-affinity** (single digit nM) TCR targeting **XPRESIDENT®-selected** tumor-specific peptide-HLA molecules
- ✓ Broad therapeutic window through **XPRESIDENT®-guided** affinity maturation (>1000x)[1]
- ✓ **Complete tumor eradication** in mouse xenograft models at low doses

2 **T cell recruiting antibody**

- ✓ **Low-affinity** (triple digit nM) T cell recruiter against both **TCR & CD3**
- ✓ **Optimized biodistribution** aiming for enrichment at tumor site and **prevention of CRS**[2]
- ✓ **Superior anti-tumor activity** in mouse models as compared to widely used CD3 recruiters

3 **Next-generation TCER® format**

- ✓ Off-the-shelf biologic with antibody-like manufacturability[3] and low cost of goods
- ✓ Superior anti-tumor activity[4] compared to six alternative bispecific formats
- ✓ Half-life of several days expected in humans

Our TCER® format is designed to maximize efficacy while minimizing toxicities in patients

[1] As compared to natural TCR; [2] Based on literature data for other low-affinity recruiters (e.g. Harber *et al.*, 2021, Nature; Trinklein *et al.*, 2019, mAbs);
[3] Production in mammalian cells (CHO cells); [4] Based on preclinical testing

TCER®

46

Potency of Our Proprietary TCR Bispecific Format TCER® 47 • Seven different TCR Bispecific formats were evaluated with a pHLA targeting TCR and the identical T cell recruiting antibody • TCER® format had higher combination of potency and specificity 1 than six alternative TCR Bispecific format designs evaluated Flexible Plug - and - play platform: TCER® format successfully validated for different TCRs & different T cell recruiting antibodies TCER® TCER® 2+1 TCR bispecific format: High potency was linked to a significantly reduced specificity profile Killing of target - positive cells by different TCR Bispecifics 1 Preclinical data on specificty not shown

TCER® Format Is Designed for Optimized Efficacy and Safety Superior Tumor Control Using a Novel, Low - Affinity Recruiter 48 Widely used T cell recruiting Ab (3 variants) medium to high affinity (single to double digit nM ) n = 6 mice/treatment group, n = 10 mice in vehicle group, 2 donors/group Dose: 0.025 mg/kg Proprietary, low - affinity T cell recruiting region demonstrates superior tumor control compared to analogous TCER® molecules designed with higher - affinity variants of a widely used recruiter Immatics’ T cell recruiting Ab low affinity (triple digit nM ) TCER® Tumor Model in Mice 1 1 Hs695T xenograft model in NOG m ice , tumor volume of group means shown

TCER® Format Is Designed for Optimized Efficacy and Safety Reduced Target - Unrelated Recruiter - Mediated Cytokine Release using a Low - Affinity Recruiter 49 TCER® Whole blood cytokine release assay N= 3 HLA - A*02 - positive donors N=16 cytokines tested, 4 exemplary cytokines shown

Our TCER® Portfolio Broad Pipeline of Next - Gen Half - Life Extended TCR Bispecifics 50 TCER® • PRAME peptide presented by HLA - A*02:01 • Start of clinical trial in Aug 2023, first clinical data expected 2024 IMA402 Potential for addressing different indications and large patient populations with novel, off - the - shelf TCR Bispecifics • MAGEA4/8 peptide presented by HLA - A*02:01 • Dose escalation ongoing, first clinical data expected 2024 IMA401 • Undisclosed peptides presented by HLA - A*02:01 and other HLA - types • TCER® engineering and preclinical testing ongoing IMA40x Several innovative programs CLINICAL PRECLINICAL

TCER® IMA401 Targeting MAGEA4/8

Homogeneous Expression, Broad Prevalence and High Copy Number Target

MAGEA4 RNA detection in tumor samples (ISH)


SqNSCLC
HNSCC

MAGEA4/8 target prevalence in selected cancer indications

Indications	Target prevalence [%]
Squamous non-small cell lung carcinoma	52%
Head and neck squamous cell carcinoma	36%
Bladder carcinoma	29%
Uterine carcinosarcoma	29%
Esophageal carcinoma	23%
Ovarian carcincoma	23%
Melanoma	18%
plus several further indications	


MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001²
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly used
peptide
MAGEA4/8
Immatics

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly used MAGEA4 target peptide

MAGEA4/8 target prevalences are based on TCGA data combined with a XPRESIDENT®-determined target individual MS-based mRNA expression threshold; [1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

IMA401 51

TCER® IMA401 (MAGEA4/8) – Assessment of Anti - Tumor Activity in vitro Patient - Derived Tumor Model 52 NSCLC adenocarcinoma : • M ale, Caucasian, age 58, no therapy prior to surgery • Site of origin: lung, differentiation poor • Date of surgery: 1987, Freiburg Medical Center • Volume doubling time: 7.3 day • Histology: • Stroma content, 4% • Vascularization, high • Grading, undifferentiated • TCER® IMA401 shows high anti - tumor activity in Patient - derived xenograft model of non - small cell lung adenocarcinoma • Remission observed in all mice (3 out of 4 mice with complete remission) LXFA 1012 Tumor Xenograft Model in NOG Mice IMA401

53 TCER® IMA401 (MAGEA4/8) – Pharmacokinetics PK Analysis in NOG Mice • Two different PK assays established to ensure functional integrity of protein domains • Terminal half - life in mice: 10 - 11 days pHLA – V L Assay Fc – V L Assay IMA401

Phase 1 Clinical Trial to Evaluate TCER® IMA401 Targeting MAGEA4/8 54 MTD: maximum tolerated dose, RP2D: recommended phase 2 dose; BLRM: Bayesian logistic regression model; 1 P harmacokinetics data assessed throughout the trial might provide an opportunity to optimize scheduling to a less frequent regimen. 2 Conducted in collaboration with BMS Phase 1a: Dose Escalation Phase 1b: Dose Expansion • Weekly i.v. infusions 1 • Dose escalation decisions based on cohorts of 1 - 6 patients in adaptive design (BLRM model) MTD/ RP2D Adaptive design aimed at accelerating dose escalation • Focus on specific indications planned Potential development option for checkpoint inhibitor combination or other combination therapies 2 Monotherapy expansion cohort Primary Objective • Determine MTD and/or RP2D Secondary Objectives • Safety and tolerability • Initial anti - tumor activity • Pharmacokinetics IMA401

TCER® IMA402 Targeting PRAME – Efficacy Assessment in vitro Tumor Cell Killing at Low Physiological PRAME Peptide Levels 55 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~50 PRAME CpCs 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] Target-negative 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~110 PRAME CpCs 0 0 20 40 60 80 100 120 140 10 -1 10 0 10 1 10 2 10 3 10 4 10 5 IMA402 [pM] Cytotoxicity [%] ~250 PRAME CpCs 0 • TCER® IMA402 induces killing of tumor cells with PRAME target copies as low as 50 CpCs • Physiological PRAME levels detected in majority of cancer tissues from patients are 100 – 1000 CpCs • Preclinical activity profile enables targeting of a broad variety of tumor indications, such as lung cancer, breast cancer, ovarian cancer, uterine cancer, melanoma and others IMA402 CpC: Target peptide copy numbers per tumor cell

TCER® IMA402 Achieves Durable Tumor Control of Large Tumors in vivo 56 -29 0 500 1000 1500 2000 2500 0 10 20 30 40 50 60 70 Study day M e d i a n t u m o r v o l u m e [ m m 3 ] Vehicle IMA402 [0.01 mg/kg] IMA402 [0.05 mg/kg] IMA402 [0.25 mg/kg] • Dose - dependent efficacy of IMA402 in cell line - derived in vivo mouse model • Durable shrinkage of large tumors including complete responses over prolonged period • Sufficiently high drug doses are key to achieving desired anti - tumor effect IMA402

Half - life Extended Format of IMA402 Confers Terminal Half - life of >1 Week 57 pHLA – aV L Assay pHLA – aFc Assay • IMA402 shows a terminal serum half - life of ≈ 8 days in mice • IMA402 will be initially dosed weekly in the clinical trial • Dosing frequency may be adapted based on clinical data IMA402

Phase 1/2 Clinical Trial to Evaluate TCER® IMA402 Targeting PRAME First Clinical Data Planned in 2024 58 Phase 1: Dose Escalation Phase 2a: Dose Expansion Adaptive design aimed at accelerating dose escalation • Specific indications plus ongoing basket • Combination therapies • Optional dose/application optimization Expansion cohort Expansion cohort Expansion cohort Trial Overview Phase 1/2 clinical trial to evaluate safety, tolerability and anti - tumor activity of IMA402 • HLA - A*02:01 - positive patients with PRAME - expressing recurrent and/or refractory solid tumors • Initially weekly i.v. infusions • Potential for early adjustment of treatment interval based on PK data of half - life extended TCER® format MTD/ RP2D IMA402 • Basket trial in focus indications to accelerate signal finding • Ovarian cancer, lung cancer, uterine cancer, melanoma, others MTD: maximum tolerated dose, RP2D: recommended phase 2 dose;

Immatics’ Proprietary Target and TCR Discovery Platforms 59

True Cancer Targets & Matching Right TCRs Goal to Maximize Anti - Tumor Activity and Minimize Safety Risks of TCR - based Immunotherapies 60 True Targets via XPRESIDENT® technology platform • are naturally presented on tumor tissues as identified by mass - spec • are absent or presented at only low levels on normal tissues • are presented at high copy numbers to trigger a pharmacological response + Technology Right TCRs via XCEPTOR® technology platform • recognize the target peptide with high affinity and specificity • show selective killing of tumor cells • are developed to be suitable for two different therapeutic modalities, Cell Therapies and TCR Bispecifics

Pool of 200 Prioritized Targets as Foundation for Future Value Generation

XPRESIDENT® Target Platform

immatics

pHLA Database

based on primary tissues


>2,500 cancer & normal tissues analyzed by Quantitative, Ultra-Sensitive Mass Spectrometry
>500 million MS/MS spectra
>25,000 experiments
>8,500 peptides filed for patent
>200 prioritized targets

200 Prioritized Targets

Grouped in 3 Target Classes:

1. **Well known and characterized parent protein (20%)**
   e.g. MAGE family cancer testis antigens
2. **Unknown or poorly characterized parent protein (60%)**
   e.g. stroma target COL6A3 exon 6
3. **Crypto-targets/Neoantigens (20%)**
   Novel target class which includes RNA-edited peptides & non-classical neoantigens

~50% of our prioritized targets are non-HLA-A*02 restricted, substantially broadening the potential patient reach

This large data set is leveraged by our bioinformatics & AI-platform XCUBE™ – *„AI is where the data is®“*

Technology

61

Immatics' Unique Capability – Identification of the most Relevant Target

Example of MAGEA4/8 Peptide Target



TUMOR CELL
ACTIVATED
T CELL

XPRESIDENT® quantitative information on target density[1] between peptides originating from the same source protein

Ranking of pHLA targets



MAGEA4 and MAGEA4/8
Peptide (AbsQuant®)
p<0.001[2]
AbsQuant® CpC
100000
10000
1000
100
10
1
MAGEA4
Commonly
targeted
MAGEA4/8
Immatics

MAGEA4/8 target is presented at >5-fold higher target density[1] than a commonly targeted MAGEA4 target peptide

Technology

[1] Copy number per tumor cell (CpC) measured on a paired-sample basis by AbsQuant®, i.e. comparing MAGEA4 vs. MAGEA4/A8 peptide presentation on same sample, [2] Students paired T test

62

Development of the Right TCR – XCEPTOR® Technology

TCR Discovery and Engineering for ACT and TCR Bispecifics



Adoptive Cell Therapy
ACTengine®
ACTallo®
Micromolar affinity
Tumor cell
pHLA target
TCR
(membrane protein)
T cell
TCR Bispecifics
T cell engaging receptor (TCER®)
Nanomolar affinity

- Fast, efficient and highly sensitive discovery of highly specific, natural TCRs
- Protein engineering capabilities to design and maturate TCRs with increased affinity while retaining specificity
- Early de-selection of cross-reactive TCRs by the unique interplay between Immatics' target and TCR discovery platforms XPRESIDENT® and XCEPTOR® during TCR discovery[1] and TCR maturation[2] (empowered by our bioinformatics & AI-platform XCUBE™)

Technology
[1] XPRESIDENT®-guided off-target toxicity screening; [2] XPRESIDENT®-guided similar peptide counterselection
63

immatics

Optimal Target Selection & TCR Specificity for Minimizing Safety Risks

Unique Interplay between Technology Platforms Allows Early De-risking for Clinical Development

Target peptide presented on tumor cells


TUMOR CELL
ACTIVATED T CELL

Selective killing of tumor cells

Target peptide presented on normal cells


NORMAL CELL
ACTIVATED T CELL

On-target (off-tumor) toxicity

Similar peptide presented on normal cells[1]


NORMAL CELL
ACTIVATED T CELL

Off-target toxicity

A different HLA is recognized on normal cells


NORMAL CELL
ACTIVATED T CELL

Alloreactivity

XPRESIDENT®-guided screening for on- and off-target toxicities of TCRs based on the extensive database of peptides presented on normal tissues

Technology

[1] Clinical fatalities have occurred in TCR-T trials using a titin cross-reactive TCR (Cameron *et al.*, Sci Transl Med)

64

“AI Is Where the Data Is®” Bioinformatics and AI - Platform XCUBE Ρ 65 Data Engineering Development of data warehouses & user interfaces Data Science Development of statistical & machine learning models Data Processing Processing of mass - spec & next - gen sequencing data 1 THERAPEUTIC KNOWLEDGE XPRESIDENT®/ XCEPTOR® DATA Data Engineering Data Science Data Processing 2 3 1 Cell therapies Bispecifics CDx Therapies Targets Lead Molecules Discovery Characterization Discovery Selection Validation 2 3

Robust IP Portfolio Immatics’ Patent Estate – Territorial Coverage 66 Cancer targets, TCRs and technology protected by: • 5,800 applications and patents filed in all major countries and regions • >115 patent families • >2,400 granted patents, thereof >550 granted patents in the US Technology

Corporate Information & Milestones 67

David Leitner Schuldirektor David Leitner Schuldirektor David Leitner Schuldirektor Harpreet Singh Chief Executive Officer Co - Founder >20 yrs biotech experience Arnd Christ Chief Financial Officer >20 yrs biotech experience ( InflaRx , Medigene , NovImmune , Probiodrug ) Carsten Reinhardt Chief Development Officer >20 yrs pharma & biotech experience ( Micromet , Roche, Fresenius) Cedrik Britten Chief Medical Officer 15 yrs pharma & biotech experience (GSK, BioNTech) Rainer Kramer Chief Business Officer 25 yrs pharma & biotech experience (Amgen, MorphoSys , Jerini , Shire, Signature Dx) Steffen Walter Chief Operating Officer Co - Founder Immatics US >15 yrs biotech experience Edward Sturchio General Counsel >15 yrs pharma & biotech experience ( Abeona Therapeutics, AAA, Novartis, Merck, Schering) ) Jordan Silverstein Head of Strategy >10 yrs biotech experience ( InflaRx , AAA) Toni Weinschenk Chief Innovation Officer Co - Founder >15 yrs biotech experience Experienced Global Leadership Team Across Europe and the US Corporate

Strong, Focused and Highly Integrated Trans - Atlantic Organization 69 Houston, Texas ~ 150 FTEs Cell therapy development & manufacturing Munich, Germany ~ 65 FTEs Various operating functions Tübingen, Germany ~ 215 FTEs Target & TCR discovery and TCR Bispecifics developme nt Corporate FTE status as of December 2022

Delivering s the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. www.immatics.com Appendix

IMA203 GEN1 in Phase 1a Dose Escalation (N=27 # ) – BOR and Response over Time 71 * Maximum change of target lesions and RECIST 1.1 BOR at different timepoints ; # Synovial sarcoma patient (DL3) PD at week 6 not shown as t arget lesions were not evaluable; PD: Progressive disease; SD: Stable disease; PR: Partial response; cPR : Confirmed partial response; BL: Baseline Best overall response (RECIST1.1) Data cut - off Sep 30, 2023 IMA203 GEN1

IMA203 GEN1

IMA203 GEN1 in Cohort A (N=18) – BOR and Response over Time

Objective Responses across Multiple Solid Cancer Types



Best % Change in Sum of Longest Diameter of Target Lesions from Baseline and BOR (RECIST1.1)
Ovarian Cancer [1]
Cut. Melanoma
Melanoma (Unk. Primary)
SCLC
Ovarian Cancer
Uveal Melanoma
Pancreatic NET
Uveal Melanoma
Synovial Sarcoma
Head & Neck Cancer [2]
Uveal Melanoma
Ovarian Cancer
Synovial Sarcoma
Ovarian Cancer
Cut. Melanoma
Uveal Melanoma
Synovial Sarcoma
Cut. Melanoma
50.8
11.4
SD 0
SD -1.8
-2.4
-6.3
-21.8
-22.6
-28.4
-33.3
-40.8
-41.0
-44.3
-61.7
-65.1
-69.4
-74.8
-78.3
BL
PR
ORR 50% (9/18)
cORR 47% (8/17)
A-DL5-04
A-DL4-05
A-DL4-04
A-DL5-08
A-DL5-09
A-DL4-06
A-DL5-02
A-DL5-12
A-DL5-11
A-DL4-01
A-DL5-10
A-DL4-02
A-DL5-07
A-DL5-05
A-DL5-03
A-DL5-01
A-DL5-06
A-DL4-03
PD
SD
PR
cPR
ongoing



Median DOR, min, max DOR — Not reached, 2.2+, 14.7+ months
Median Follow-up — 10.8 months
Change in Sum of Longest Diameter of Target Lesions from Baseline [%]
PD
BL
PR
Months post T cell Infusion
Best overall response (RECIST 1.1)
cPR
A-DL4-01 [2]
A-DL4-02
A-DL4-03
A-DL5-01
A-DL5-03
A-DL5-05
A-DL5-07
A-DL5-10
PR
A-DL5-06
SD
A-DL4-04
A-DL4-05
A-DL5-02
A-DL5-08
A-DL5-11
A-DL5-12
PD
A-DL4-06
A-DL5-04 [1]
A-DL5-09
Ongoing
Scans at approximately week 6, month 3 and then every 3 months
* Response until 5.7 months post infusion, target lesion response assessment not available (external assessment)

[1] Patient received one dose nivolumab erroneously; [2] Progressive disease at month 6 due to unequivocal progression of non-target lesions, target lesions not evaluable due to external assessment; Initial ORR: Objective response rate according to RECIST 1.1 at any post infusion scan; Confirmed ORR (cORR): Confirmed objective response rate according to RECIST 1.1 for patients with at least two available post infusion scans or patients with progressive disease (PD) at any prior timepoint, patients with ongoing unconfirmed PR not included in cORR calculation; Duration of response (DOR) in confirmed responders is defined as time from first documented response until disease progression/death. Patients with ongoing response will be censored at date of data cut-off. Median DOR is analyzed by using the Kaplan-Meier method; Median Follow-up is analyzed by using the reverse Kaplan-Meier method; PD: Progressive Disease; SD: Stable Disease; PR: Partial Response; cPR: Confirmed Partial Response; BL: Baseline; BOR: Best Overall Response; DOR: Duration of Response

Data cut-off Sep 30, 2023 72

IMA203 GEN1

IMA203 GEN1 in Cohort A – Most Frequent Adverse Events

N=21 Patients in Safety Population[1]

immatics

- **Expected cytopenia (Grade 1-4)** associated with lymphodepletion in all patients
- **Mild-moderate cytokine release syndrome (CRS) in 90% (19/21) of patients**
  - 43% (9/21) with Grade 1 CRS
  - 48% (10/21) with Grade 2 CRS
  - No dose-dependent increase of CRS
- **One non-serious, mild (Grade 1) ICANS[2] in DL5**
- **No dose-limiting toxicity**
- **No IMA203-related deaths**

IMA203 GEN1 monotherapy continues to be well tolerated at total doses between 1-10x10^9 TCR-T cells (RP2D)

[1] Three cutaneous melanoma patients treated with IMA203, and pending post infusion scan included in safety population, but not efficacy population;
[2] ICANS: Immune Effector Cell-Associated Neurotoxicity Syndrome; CRS and ICANS graded by CARTOX criteria (Neelapu *et al.*, 2018)

Data cut-off Sep 30, 2023 73

IMA203 GEN1

immatics

IMA203 GEN1 at RP2D – Tolerability Data

Phase 1a DL4 and Cohort A – All ≥Grade 3 Adverse Events (N=28)

TEAEs by maximum severity for all patients in Ph1a dose escalation DL4 and Ph1b Cohort A dose expansion (RP2D, N=28)[1]

Adverse event (System organ class, Preferred term)	≥ Grade 3 No.	≥ Grade 3 %
Patients with any adverse event	28	100.0
Adverse Events of Special Interest	**1**	**3.6**
Cytokine release syndrome	1	3.6
ICANS[2]	0	0.0
Blood and lymphatic system disorders	**27**	**96.4**
Neutropenia	18	64.3
Anaemia	14	50.0
Leukopenia	13	46.4
Lymphopenia	11	39.3
Thrombocytopenia	9	32.1
Leukocytosis	1	3.6
Lymphocytosis	1	3.6
Investigations	**7**	**25.0**
Neutrophil count decreased	4	14.3
Alanine aminotransferase increased	2	7.1
Aspartate aminotransferase increased	2	7.1
White blood cell count decreased	2	7.1
Blood alkaline phosphatase increased	1	3.6
Infections and infestations	**3**	**10.7**
Infection	1	3.6
Septic shock[3]	1	3.6
Urinary tract infection	1	3.6
Respiratory, thoracic and mediastinal disorders	**3**	**10.7**
Hypoxia	2	7.1
Laryngeal inflammation	1	3.6
Vascular disorders	**3**	**10.7**
Hypotension	2	7.1
Hypertension	1	3.6
Metabolism and nutrition disorders	**2**	**7.1**
Failure to thrive	1	3.6
Hypokalaemia	1	3.6
Hypophosphataemia	1	3.6
Eye disorders	**1**	**3.6**
Ulcerative keratitis	1	3.6
table continued...		
General disorders and administration site conditions	**1**	**3.6**
Pyrexia	1	3.6
Hepatobiliary disorders	**1**	**3.6**
Cholangitis	1	3.6
Injury, poisoning and procedural complications	**1**	**3.6**
Humerus fracture	1	3.6
Musculoskeletal and connective tissue disorders	**1**	**3.6**
Muscle spasms	1	3.6
Nervous system disorders	**1**	**3.6**
Headache	1	3.6
Skin and subcutaneous tissue disorders	**1**	**3.6**
Rash maculo-papular	1	3.6

All treatment-emergent adverse events (TEAEs) with ≥ Grade 3 regardless of relatedness to study treatment that occurred in at least 1 patient (except for ICANS, where only Grade 1-2 occurred; listed for completeness due to being an adverse event of special interest) are presented. Adverse events were coded using the Medical Dictionary for Regulatory Activities. Grades were determined according to National Cancer Institute Common Terminology Criteria of Adverse Events, version 5.0. Grades for CRS and ICANS were determined according to CARTOX criteria (Neelapu et al., 2018). Patients are counted only once per adverse event and severity classification. Based on interim data extracted from open clinical database (30-Sep-2023); [1] One patient in Phase 1a DL4 with disease progression after first IMA203 infusion received exploratory second IMA203 infusion and had these ≥ Grade 3 TEAEs only after second infusion, which are included in the table: Humerus fracture, Muscle spasms, Neutropenia, Thrombocytopenia; [2] ICANS: Immune effector cell-associated neurotoxicity syndrome; [3] Fatal Adverse events were not considered related to any study drug

- IMA203 was well tolerated at doses as high as ~10x10^9 TCR-T cells
- Most frequent ≥Grade 3 AEs were expected cytopenia associated with lymphodepletion
- No IMA203-related Grade 5 AEs

Data cut-off Sep 30, 2023 74

Delivering s the Power of T cells to Cancer Patients © Immatics. Not for further reproduction or distribution. www.immatics.com